NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: (202) 689-2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

May 4, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Charlie Guidry

Lilyanna Peyser

Re:	Data Knights Acquisition Corp.

Registration Statement on Form S-1

Filed April 7, 2021

File No. 333-254029

Ladies and Gentlemen:

On behalf of Data Knights Acquisition Corp., a corporation organized under the laws of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 13, 2021 with respect to the Company’s Amended Registration Statement (“Amended Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 3”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 3 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form S-1 Filed April 7, 2021

General

1.	Your disclosure on pages 71 and 143 states that the exclusive forum provision in your charter does not apply to claims under the Exchange Act or Securities Act. However, your charter states that the exclusive forum provision does not apply to claims under the Exchange Act and that, unless you consent otherwise, the federal district courts are the exclusive forum for claims under the Securities Act. Please revise your disclosure and/or charter for consistency and accuracy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures on pages 71 and 143 for consistency with the charter.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance

U.S. Securities & Exchange Commission

May 4, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

NELSON MULLINS RILEY & SCARBOROUGH LLP

By:	/s/ Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Data Knights Acquisition Corp.

Barry Anderson

Kingswood Capital Markets